Exhibit 99.1

20 MW of Solar and BESS Power Purchase Agreements Secured by PowerBank with the New York State Division of Military and Naval Affairs (DMNA)

●	50 installations and 20,000 military personnel and 50 installations across New York are under DMNA responsibility
●	Long term power purchase agreements have an initial 20-25 year life
●	Eligible to participate in the NYSUN program to receive NYSERDA incentives

Toronto, Ontario, October 14, 2025 — PowerBank Corporation (Nasdaq: SUUN; Cboe CA: SUNN; FSE: 103) (“PowerBank” or the “Company”) announces that it has executed lease and power purchase agreements with the New York State Division of Military and Naval Affairs (DMNA) for the development of a portfolio of ground mount, rooftop and parking canopy solar power projects and battery energy storage systems with a cumulative total of 20 MW DC (the “Projects”). PowerBank intends to develop, finance and construct the Projects, a combination of behind-the-meter systems and community solar projects on land owned by the DMNA. Once operational, the clean energy generated by the Projects will be sold to the DMNA under long term power purchase agreements that have an initial term of 20 years or will be sold to local residents through community solar subscriptions.

PowerBank, through its US subsidiary Abundant Solar Power, was selected in a competitive bidding process managed by the New York Power Authority (NYPA) for the development of the Projects with DMNA. The portfolio consists of approximately 19MW of solar photovoltaic systems and 1MW/2MWh of battery energy storage. Individual systems will be located at a variety of New York Army National Guard facilities or properties across New York State administered by the DMNA. Developing the portfolio will help DMNA meet a variety of resiliency, climate, and economic savings goals. Construction is expected to start by the end of the 2025 calendar year.

Dr. Richard Lu, President & CEO of PowerBank commented: “This is another exciting development project for PowerBank. With over a decade of experience as a trusted developer of power projects, PowerBank was able to secure the support of the DMNA to develop these projects that will provide sustainable green energy and resiliency services for years to come.”

“The Division of Military and Naval Affairs is looking forward to partnering with PowerBank and the New York Power Authority to bring this first of its kind 20-megawatt renewable energy and microgrid project to our Camp Smith Training Site and facilities in Ithaca, Kingston, and Newark. This project will decrease utility costs and increase energy resiliency while making significant progress towards meeting Governor Hochul’s efforts to reduce carbon emissions”, said Major General Ray Shields, the Adjutant General of New York.

Justin E. Driscoll, President and CEO of the Power Authority, said: “The Power Authority is pleased to collaborate with PowerBank on this extensive set of projects that will make the Department of Military and Naval Affairs one of New York State’s leaders in on-site solar generation. Public-private partnerships that provide power and help local residents through utility bill credits are a significant factor in delivering New York State’s reliable, affordable and clean energy future.”

The DMNA is New York State’s executive agency responsible to the governor for managing New York’s military forces, which consist of nearly 20,000 personnel. DMNA has direct responsibility to maintain and secure more than 50 installations across the Empire State. These installations are state owned or federally licensed properties which include air bases, armories, armed forces readiness centers and other logistical and training sites.

Some of the projects in the portfolio will be operated as community solar projects. The clean energy generated by a community solar project feeds directly into the local electricity grid. Depending on the size and number of panels the project has, dozens or even hundreds of renters and homeowners can earn credits on their electric bill and save money from the electricity that is generated by the project. By subscribing to a project, community members can access the benefits of renewable energy without having to install panels on their home. PowerBank’s strategic focus on community solar aligns with its goal of powering thousands of homes with clean and affordable energy.

Any project development is subject to receipt of interconnection approval, required permits, the continued availability of third-party financing arrangements and the risks associated with the construction of a solar power project and battery energy storage project. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power, which could result in future projects no longer being economically feasible. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the statements in this press release.

About PowerBank Corporation

PowerBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar and Battery Energy Storage System (BESS) projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built. To learn more about PowerBank, please visit www.powerbankcorp.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies the expected energy production from the Projects mentioned in this press release; the receipt of permits and financing to be able to construct the Projects; the receipt of incentives for the Projects; and the development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: tracy.zheng@powerbankcorp.com

Phone: 416.494.9559

Source: PowerBank Corporation